United World Holding Group Ltd.

c/o United Culture Exchange (Beijing) Co., Ltd.

28 Dongjiaomin Lane

Tower 1, Suite 3-AP301

Dongcheng District, Beijing, PRC 100006

+ 8610 6524 4432

September 9, 2020

Via Edgar Correspondence

Mr. Daniel Morris

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	United World Holding Group Ltd.
Post-Effective Amendment No.3 to Registration Statement on Form F-1
Filed on August 21, 2020
File No. 333-229310

Dear Mr. Morris:

This letter is in response to the letter dated September 3, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to United World Holding Group Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A post-effective amendment No.4 to registration statement on Form F-1 (the “Registration Statement”) is being submitted confidentially to accompany this letter.

Post-Effective Amendment No.3 to Registration Statement on Form F-1

General

1. It appears that your shares are quoted on the OTC Pink. Please note that the OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure throughout the Registration Statement that the shares will be sold at a fixed price of $1.00 per share until the shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Mengyi “Jason” Ye, Esq., of Ortoli Rosenstadt LLP, at (212) 588-0022.

Very truly yours,

/s/ Hong Wang
Name: Hong Wang
Title: Chief Executive Officer, Chief Financial Officer and Sole Director